Exhibit 99.11

Consolidated Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three and nine months ended September 30, 2014 and 2013

Notice of no auditor review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CRH MEDICAL CORPORATION

Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at September 30, 2014 and December 31, 2013

	September 30, 2014	December 31, 2013

Assets
Current Assets
Cash and cash equivalents	8,621,266	$6,602,798
Trade and other receivables	716,884	692,464
Prepaid expenses and deposits	614,222	136,616
Inventories	456,728	320,485
	10,409,100	7,752,363

Non-Current Assets
Property and equipment	51,524	54,817
Intangible assets	109,358	133,341
Deferred tax asset	115,076	692,851
	275,958	881,009
Total Assets	$10,685,058	$8,633,372

Liabilities
Current Liabilities
Trade and other payables	$586,991	$238,575
Employee benefits	377,093	114,678
Total Liabilities	964,084	353,253

Shareholders’ Equity
Share Capital	17,232,190	17,181,474
Contributed surplus	5,845,486	5,570,839
Accumulated other comprehensive income	(66,772)	(66,772)
Deficit	(13,289,930)	(14,405,422)
Total Shareholders’ Equity	9,720,974	8,280,119
Total Liabilities and Shareholders’ Equity	$10,685,058	$8,633,372

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Edward Wright”	Director	“Anthony Holler”	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three and nine month periods ended September 30, 2014 and 2013

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Revenue
Products sales	$2,193,917	$1,846,656	6,220,862	$5,619,593
Other income	6,425	4,105	16,920	16,505
	2,200,342	1,850,761	6,237,782	5,636,098
Expenses
Product sales expense	1,053,503	964,780	2,970,586	3,140,027
Corporate expense	517,142	432,412	1,573,928	1,267,132
	1,570,645	1,397,192	4,544,514	4,407,159

Income and comprehensive income before tax	629,697	453,569	1,693,268	1,228,939

Income tax	210,117	—	577,776

Net income and comprehensive income	$419,580	$453,569	$1,115,492	$1,228,939

Earnings per share - basic	0.009	0.009	0.023	0.025
- diluted	0.009	0.009	0.023	0.025

Weighted average shares outstanding - basic	48,797,029	48,746,914	48,790,565	48,746,914
- diluted	49,235,814	48,981,001	49,247,847	48,890,334

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statement of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Nine month periods ended September 30, 2014 and 2013

	Number of Shares	Share Capital	Contributed surplus	Accumulated and other comprehensive income	Deficit	Total

Balance as of December 31, 2012	48,746,914	$17,181,474	$5,336,194	$(66,772)	$(16,898,068)	$5,552,828

Total comprehensive income for the period:	—	—	—	—	1,228,939	1,228,939

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—		194,423	—	—	194,423

Balance as at September 30, 2013	48,746,914	$17,181,474	$5,530,617	$(66,772)	$(15,669,129)	$6,976,190

Balance at December 31, 2013	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$8,280,119

Total comprehensive income for the period:					1,115,492	1,115,492

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—	—	292,853	—	—	292,853
Common shares purchased on exercise of stock options	60,938	50,716	(18,206)			32,510
Balance as at September 30, 2014	48,807,852	$17,232,190	$5,845,486	$(66,772)	$(13,289,930)	$9,720,974

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three and nine month periods ended September 30, 2014 and 2013

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Operating activities:
Net income and comprehensive income	$419,580	$453,569	1,115,492	$1,228,939
Adjustments for:
Depreciation of property, equipment and intangibles	10,096	18,938	40,026	54,542
Share based compensation	81,576	54,178	292,853	194,423
Income tax recovery	210,117	—	577,776
Operating activity before changes in operating assets and liabilites	721,369	526,685	2,026,147	1,477,904
Change in trade and other receivables	(24,592)	343,068	(24,420)	(24,824)
Change in prepaid expenses and deposits	(462,888)	7,360	(477,606)	(18,840)
Change in inventories	(40,396)	(31,382)	(136,243)	35,636
Change in trade and other payables	380,720	55,342	348,416	(43,950)
Change in employee benefits	90,496	118,810	262,415	287,883
Cash provided in operating activities	664,709	1,019,883	1,998,709	1,713,809

Financing activities
Proceeds from exercise of stock options	2,685	—	32,510
Cash from financing activates	2,685	—	32,510	—

Investments
Acquisition of property and equipment	(8,859)	(34,619)	(12,751)	(42,868)
Cash used in investment activities	(8,859)	(34,619)	(12,751)	(42,868)

Increase in cash and cash equivalents	658,535	985,264	2,018,468	1,670,941

Cash and cash equivalents, beginning of period	7,962,731	5,197,447	6,602,798	4,511,770

Cash and cash equivalents, end of period	$8,621,266	$6,182,711	$8,621,266	$6,182,711

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2014 and 2013

1.              Reporting entity:

CRH Medical Corporation (CRH or the Company) was incorporated on April 21, 2001 under the Company Act of the Province of British Columbia and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

2.              Basis of preparation:

These unaudited condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements of the Company for the year ended December 31, 2013.  These interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2013.  In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated financial statements were authorized for issue by the Board of Directors on October 27, 2014.

2.              Significant accounting policies - New standards and interpretations not yet applied:

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers.

IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue — Barter Transactions Involving Advertising Services. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the standard to have a material impact on the financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2014 and 2013

4.              Product sales expense:

For the three months ended September 30,

	2014	2013
Employee related	$357,751	$421,527
Product cost and support	406,212	416,239
Office related	56,787	43,403
Insurance	13,677	10,839
Professional fees	199,938	33,919
Depreciation	69	8,565
Stock based compensation	19,069	30,288
	$1,053,503	$964,780

For the nine ended September 30,

	2014	2013
Employee related	$1,059,137	$1,064,897
Product cost and support	1,271,672	1,388,200
Office related	140,469	125,927
Insurance	37,330	31,468
Professional fees	382,435	395,943
Depreciation	8,430	25,543
Stock based compensation	71,113	108,049
	$2,970,586	$3,140,027

5.   Corporate expense:

For the three months ended September 30,

	2014	2013
Employee related	$206,855	$209,717
Travel and entertainment	25,129	26,759
Office related	28,704	34,396
Insurance	13,794	14,299
Corporate	86,389	64,890
Professional fees	83,737	48,089
Depreciation	10,027	10,372
Stock based compensation	62,507	23,890
	$517,142	$432,412

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2014 and 2013

5.   Corporate expense (continued):

For the nine months ended September 30,

	2014	2013
Employee related	$636,695	$606,398
Travel and entertainment	103,867	72,230
Office related	78,489	95,406
Insurance	41,076	39,736
Corporate	247,079	197,065
Professional fees	213,386	140,925
Depreciation	31,596	28,998
Stock based compensation	221,740	86,374
	$1,573,928	$1,267,132

6.              Share capital:

(a)         Authorized:

100,000,000 common shares without par value

(b)         Stock option plan:

Under the Company’s Stock Option Plan, the Company may grant options to its directors, officers, consultants and eligible employees for up to 9,857,161 shares of common stock. The plan provides for the granting of stock options at the fair market value of the Company’s stock at the date of grant, and the term of options range from two to ten years. The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting. All Options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis. Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

A summary of the status of the plan as of September 30, 2014 and September 30, 2013 are as follows (options are granted in CAD and USD amounts calculated using exchange rate at September 30, 2014 and September 30, 2013):

	Number of	Weighted average exercise price
	options	USD	CAD
Outstanding, December 31, 2013	4,595,000	$0.71	$0.80
Granted	1,150,000	0.63	0.70
Exercised	(60,938)	0.52	0.58
Forfeited and expired	(1,675,000)	0.85	0.95

Outstanding, September 30, 2014	4,009,062	$0.64	$0.71

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2014 and 2013

6.              Share capital (continued):

(b)         Stock option plan (continued):

	Number of	Weighted average exercise price
	options	USD	CAD
Outstanding, December 31, 2012	4,581,000	$0.86	$0.90
Granted	—	—	—
Exercised	—	—	—
Forfeited and expired	(275,000)	2.08	2.15

Outstanding, September 30, 2013	4,306,000	$0.79	$0.82

The following table summarizes information about the stock options outstanding at September 30, 2014:

		Options outstanding				Options exercisable
			Weighted
			average	Weighted	Weighted		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	life	price	price	Number of	exercise	exercise
USD	CAD	options	in years	USD	CAD	options	price USD	price CAD
$0.25 - $0.52	$0.28 - $0.58	1,844,062	2.38	$0.45	$0.51	1,174,385	$0.47	$0.52
$0.53 - $0.76	$0 59 - $0.85	1,490,000	9.29	0.60	0.68	207,505	0.60	0.67
$0.77 - $1.70	$0.86 - $1.90	675,000	0.83	1.21	1.35	648,441	1.21	1.36
		4,009,062	4.69	$0.64	$0.75	2,030,331	$0.72	$0.81

The following table summarizes information about the stock options outstanding at September 30, 2013:

		Options outstanding				Options exercisable
			Weighted
			average	Weighted	Weighted		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	life	price	price	Number of	exercise	exercise
USD	CAD	options	in years	USD	CAD	options	price USD	price CAD
$0.27 - $0.56	$0.28 - $0.57	1,855,000	3.68	$0.49	$0.50	721,573	$0.52	$0.53
$0.57 - $0.80	$0 58 - $0.83	1,276,000	0.31	0.63	0.65	1,276,000	0.63	0.65
$0.81 - $1.84	$0.84 - $1.90	1,175,000	1.42	1.47	1.52	1,015,631	1.50	1.54
		4,381,000	1.94	$0.80	$0.82	3,013,204	$0.90	$0.92

For the nine months ended September 30, 2014, the Company recognized $292,853 (2013 - $194,423) in compensation expense as a result of stock options awarded and vested. Compensation expense is recorded in the consolidated statement of operations and comprehensive income and is allocated to products sales and corporate expenses on the same basis as the allocations of cash compensation.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2014 and 2013

6.              Share capital (continued):

(b)         Stock option plan (continued):

The weighted average fair value of stock options granted during the nine month periods ended September 30, 2014 and 2013 was $0.37 and $nil per share, respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2014	2013
Expected life of options	6.25	—
Risk-free interest rate	1.76	—
Dividend yield	0%	—
Volatility	63%	—

There is no dividend yield because the Company does not pay, and does not plan to pay cash dividends on its common shares. The expected stock price volatility is based on the historical volatility of the Company’s average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(c)          Earnings per share:

The calculation of basic earnings per share for the three and nine months ending September 30, 2014 was based on the net income attributable to common shareholders of the Company of $424,913 and $453,569 (2013 - $453,569 and $1,228,939), and a weighted average number of common shares outstanding of 48,797,029 and 48,790,565 (2013 — 48,746,914 and 48,746,914), calculated as follows:

For the three months ended September 30,

	Three months ended September 30,
	2014			2013
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per Share	Net	shares	Per Share
	earnings	outstanding	Amount	earnings	outstanding	Amount

Net earnings:

Earnings per common share:
Basic	$419,580	48,797,029	$0.009	$453,569	48,746,914	$0.009
Share options		438,785			234,087

Diluted	$419,580	49,235,814	$0.009	$453,569	48,981,001	$0.009

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2014 and 2013

6.              Share capital (continued):

(c)          Earnings per share (continued):

For the three months ended September 30, 2014 3,570,277 options (2013 — 4,071,913) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

For the nine months ended September 30,

	Nine months ended September 30,
	2014			2013
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per Share	Net	shares	Per Share
	earnings	outstanding	Amount	earnings	outstanding	Amount

Net earnings:

Earnings per common share:
Basic	$1,115,492	48,790,565	$0.023	$1,228,939	48,746,914	$0.025
Share options		457,282			143,420

Diluted	$1,115,492	49,247,847	$0.023	$1,228,939	48,890,334	$0.025

For the nine months ended September 30, 2014 3,551,780 options (2013 — 4,162,580) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.